Exhibit 4.63
English Translation of Chinese Language Document

Purchase Contract

Contract No.: CG120090273/CSMI090606

The Seller: CEEG (Nanjing) Semiconductor Material Co., Ltd.	Signing Place: Nanjing
The Buyer: China Sunergy (Nanjing) Co., Ltd.	Signing Date: 2009.07.23

Through amicable consultation and in accordance with the Contract Law of the People’s Republic of China, the parties hereof agreed to enter into the following contractual terms for mutual compliance and performance.

1. Product name, specification, type, quantity and price:
From July 2009 to December 2009, the Seller shall sell to the Buyer 1 million pieces of monocrystalline silicon wafers each month. The price of wafers shall be calculated based on the reference of the current market price of polycrystalline silicon materials and processing fees of crystal pulling and slicing.  (The actual supply price is to be negotiated by the parties each month before delivery, but the Seller shall ensure that the sales price shall be 5% lower than the current market price.  The market price is to be provided by the Buyer according to the actual average supply price of other independent third party main suppliers). The total contract price is about RMB 100 million.

To process polycrystalline silicon materials into monocrystalline silicon wafers, the processing conditions are as follows:
No.	Product Name	Specification & model	Rate (PCS/KG)	Processing Fees (RMB/PC)	Remarks
1	monocrystalline silicon wafer with boron	S125/D150	68	9	Tax included
2	monocrystalline silicon wafer with gallium	S125/D150	68	9	Tax included
3	monocrystalline silicon wafer in square shape	S125/D165	56	8.7	Tax included
4	monocrystalline silicon wafer	S156/D200	38	15	Tax included

2. Terms and time of payment
2.1 After the effectiveness of this contract, the Buyer shall pay up the payment for goods within 15 working days after receiving the goods delivered by the Seller and shall make the payment in accordance with the actually delivered quantity of goods.
2.2 The Seller shall be responsible for providing the Buyer with full-amount invoices of 17% value-added tax (VAT) within five days after delivery of goods. If the Seller fails to provide the VAT invoices within thirty days or the Buyer suffers tax losses due to the Seller’s fault, the losses shall be borne by the Seller.

3. Packing, transportation and insurance of goods
3.1 Packing shall meet the transportation requirements of the solar grade monocrystalline silicon wafers. Any losses arising from improper packing shall be borne by the Seller.
3.2 The Seller shall be responsible for transportation and cover the freight and insurance premium.

4. Term and place of delivery
4.1 Term of delivery: From July 2009 to December 2009, the Seller plans to supply to the Buyer 1 million pieces of monocrystalline silicon wafers each month.  The actual quantity of delivery shall be subject to the purchase order issued by the Buyer each month.

4.2 Place of delivery: Both parties agree that the place of delivery shall be the Buyer’s factory.

5. Quantity and quality inspection and objection
In case of any quantity problem or quality defect, the Buyer shall complete inspection in accordance with the standards stipulated hereunder and claim within 30 days after the arrival of the goods at the Buyer’s warehouse. The Seller shall reply within seven days upon receipt of such written notice on quantity or quality objection. If the Seller fails to reply within seven days, it shall be deemed that the Buyer’s quantity or quality objection has been accepted by the Seller.

6. Liabilities for breach
6.1  Within the quality inspection period, if the type, specifications and technology parameters of the products delivered by the Seller do not conform to this contract, the Buyer shall be entitled to choose payment refund, replacing of qualified goods or price reduction according to the specific situation of the products. The Seller shall reply within three days after receiving the Buyer’s written disposal opinion, otherwise it shall be deemed as having consented to the Buyer’s disposal opinion.
6.2 If the Seller delays the delivery, the Seller shall pay to the Buyer a default penalty of 0.05% of the total value of the delayed goods per day.  If the Buyer delays the payment, the Buyer shall pay to the Seller a default penalty of 0.05% of the total value of the delayed payment per day.

7. Transfer of Contractual Rights and Obligations
Neither party may transfer all or part of the rights and obligations hereunder without written consent of the other party.

8. Confidentiality
The parties hereto and their respective employees, agents, representatives and counsels shall treat the terms and conditions under this contract and any of its supplementary agreements as business secrets and shall not disclose the information to any third party without consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses to the other party.

9. Force majeure
If any party fails to perform the contract due to any force majeure event, the affected party shall notify the other party in writing within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such event. The affected party could be partially or wholly exempted from the liabilities in the light of the impact caused by such force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

10. Integrity Assurance
10.1 It shall be deemed as damage to the other party’s interest if any party and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in other forms to any employee of the other party, or if any party and its staff carries out a transaction similar to this contract, in the name of the company or an individual, with any employee of the other party or any third person introduced by such employee. The damaging party shall compensate as much as twice of the direct or indirect losses incurred by the damaged party for such reason, and shall be liable for the liquidated damages of 20% of the amount of this contract per breach (up to RMB 1,000,000).
10.2 The integrity report method: Supervision Report Mailbox: JC@Chinasunergy.com, Report Phone Number: 86-25-5276 6726

11. Prohibition of commercial fraud
If any party hereof breaches the principle of honesty by providing to the other party false registration materials,  false certificates of qualification or false information, or by hiding the truth to deceive the other party or the end user, it shall be liable for the liquidated damages of 20% of the amount of this contract (up to RMB 1,000,000). This Article shall not preclude the liabilities of breach undertaken by the parties according to other provisions hereunder.

12. Dispute resolution
Any and all disputes arising from the validity, performance or interpretation of this contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Buyer is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

13. Effective and miscellaneous
13.1 This contract shall take effect upon signature and seal by both parties. The printed text of the content hereof shall prevail. In case of any modification, the parties hereto shall confirm the modified text by signature and seal. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
13.2 This contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereof shall send the original contract to each other within three working days of the date hereof. The fax copy shall have the same effect as the original.
13.3 Any matters not covered in this contract shall be negotiated by both parties and set forth in the supplementary agreements, which shall have the same legal effect as this contract.

The Seller: CEEG (Nanjing) Semiconductor Material Co., Ltd. /s/	The Buyer: China Sunergy (Nanjing) Co., Ltd. /s/
Contact:	Contact:
Date:	Date:

Supplementary Contract

Contract No.: CG120090402
Signing Place: Jiangning District, Nanjing
Signing Date: 2009-11-09

Party A: China Sunergy (Nanjing) Co., Ltd	Party B: CEEG (Nanjing) Semiconductor Material Co., Ltd.
Address: No. 123, West Focheng Road,	Address: No. 6, Shuige Road, Economy and
Economy and Technology Development Zone,	Technology Development Zone, Jiangning,
Jiangning, Nanjing	Nanjing

Tel: 025-52766603	Tel: 025-52095899
Fax: 025-52766882	Fax: 025-52095953

As the parties hereto entered into the original purchase contract (no. CG120090273) on July 23, 2009, through friendly negotiation, the parties conclude the below provisions as its supplementary contract:

1.           If the 109498 pieces of S125/D165 monocrystalline silicon wafer in square shape delivered pursuant to CG120090273 result in the conversion efficiency of lower than 16.75% in the manufacturing process of solar cells, Party B shall purchase such low efficiency solar cells at the price of RMB24.5/piece (tax included).

2.           If the 109498 pieces of S125/D165 monocrystalline silicon wafer in square shape delivered pursuant to CG120090273 result in any off-specification solar cells in the manufacturing process (e.g. A1, A2, A3 or B type solar cells), Party B shall purchase such off-specification solar cells at the price of RMB24.5/piece (tax included).

3.           The data of solar cells herein refer to the products that Party A manufactures. Other provisions in the original contract shall remain unchanged.

Party A: China Sunergy (Nanjing) Co., Ltd. /s/	Party B: CEEG (Nanjing) Semiconductor Material Co., Ltd. /s/
Contact:	Contact:
Date: 2009-11-09	Date: 2009-11-09